Exhibit 99.2
RRsat Global Communications Network Ltd.

On March 04 2014, Sami Totach resigned from his position as director of the registrant, and the board of directors of the registrant elected Ayal Shiran on March 05, 2014 to fill the vacancy created by Mr. Totach's resignation.

Ayal Shiran, is a General Partner in Viola Private Equity, an Israeli private equity fund. Prior to joining Viola Private Equity, Mr. Shiran served as President of Amdocs (NYSE:DOX) Customer Business Group, with extensive responsibilities that ranged from managing a large portion of Amdocs’ business operations, strengthening Amdocs’ customer business worldwide to leading a team of Division Presidents in targeting emerging businesses new to Amdocs’ existing portfolio. Mr. Shiran also managed cross-divisional issues and was responsible for seeking out new opportunities within existing customers. Mr. Shiran and his team were responsible for evaluating new technology and business models and for identifying and executing potential acquisition transactions. Prior to his appointment as Amdocs’ Customer Business Group President, Mr. Shiran held the position of Amdocs’ Division President responsible for the AT&T group of companies, including SBC, Bellsouth and Cingular. Before joining Amdocs in 2004, Ayal served as Acting Vice President at TTI Team Telecom International (Nasdaq: TTIL, later acquired by TEOCO Corporation), where he was responsible for all project deliveries and follow-up sales in the Americas region. Mr. Shiran holds a Master’s degree in Computer Engineering from the Technion – Israel Institute of Technology.

Mr. Totach did not resign from the registrant’s board of directors because of any disagreement with the registrant or any matter relating to the registrant’s operations, policies or practices.